UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024

Commission File Number: 001-41885

ZKH Group Limited

7/F, Tower 4, Libao Plaza, No. 36 Shenbin Road

Minhang District, Shanghai 201106

People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Explanatory Note

This current report on Form 6-K was filed in connection with the changes to our management team. Mr. Fengyi Bie ceased to serve as our vice president, responsible for sales to our enterprise customers, effective July 12, 2024. The relevant responsibilities will be shared by Mr. Junyu Li and Dr. Shuang Liu.

Mr. Junyu Li has served as our director since December 2021 and our vice president since June 2018. Mr. Li joined us since our inception and served multiple positions in our company since then. Mr. Li received a bachelor’s degree in environmental engineering from Fudan University in 2002.

Dr. Shuang Liu joined us in April 2022 as the head of organization department. Dr. Liu was also in charge of the daily operation and management of our regional service centers. Prior to joining us, Dr. Liu has served as the co-founder and vice president of China State Science Dingshi Environmental Engineering Co., Ltd from 2010 to 2022, building up a wealth of experience in sales and procurement. Dr. Liu received her bachelor’s degree in plant protection from Jilin Agricultural University in 2003 and master’s degree in plant protection from Fujian Agricultural and Forestry University in 2006. Dr. Liu graduated with a Ph.D. in environmental science from Chinese Academy of Sciences in 2010. Dr. Liu conducted her postdoctoral research at Tsinghua University.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ZKH GROUP LIMITED

By	:	/s/ Chun Chiu Lai
Name	:	Chun Chiu Lai
Title	:	Chief Financial Officer

Date: July 15, 2024